UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number: 001-35755

Delta Technology Holdings Limited

16 Kaifa Avenue

Danyang, Jiangsu, China 212300

Tel: +86 511-8673-3102
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

On April 21, 2015, Delta Technology Holdings Limited (the “Company”) received a notification of deficiency (“Letter”) from Listing Qualifications of The NASDAQ Stock Market LLC (“NASDAQ”) based on the Company’s failure to pay certain fees required by Listing Rule 5250(f).

As discussed in the Company’s Form 6-K filed with the SEC on December 17, 2014, the Company’s warrants will be subject to delisting if the Company’s ordinary shares underlying the warrants are not trading on NASDAQ on or before April 29, 2015, pursuant to a decision of the NASDAQ Hearings Panel (the “Panel”) on December 11, 2014.

In the Letter, NASDAQ has informed the Company that this deficiency serves as an additional basis for delisting the Company’s securities from NASDAQ. The Letter also stated that the Panel will consider this matter in their decision regarding the Company’s continued listing on NASDAQ and the Company should present its reviews with respect to this additional deficiency to the Panel no later than April 28, 2015.

As of the date of this report, the Company has made payment of the fees to NASDAQ required by Listing Rule 5250(f).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 27, 2015	Delta Technology Holdings Limited

	By:	/s/ Xin Chao
Name: Xin Chao
Title: Chief Executive Officer